EXHIBIT 22

22) Subsidiary guarantors and issuers of guaranteed securities

The disclosure requirements of Item 601(b)(22) of Regulation S-K apply when (i) one or more subsidiaries issue or guarantee the registrant’s securities, or (ii) an affiliate’s securities serve as collateral for the registrant’s securities. This exhibit identifies each such subsidiary/affiliate and provides the information specified by the rule.

Midnight Gaming Corporation has no subsidiaries and has not issued any securities that are guaranteed by a subsidiary or collateralized by an affiliate’s securities. Accordingly, there are no subsidiary issuers, subsidiary guarantors, or affiliate collateral arrangements to disclose under Item 601(b)(22) at this time.